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As filed with the Securities and Exchange Commission on June 2, 2005

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM F-9

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Noranda Inc.
(Exact name of Registrant as specified in its charter)

Ontario, Canada (Province or other jurisdiction of incorporation or organization)	1021 (Primary Standard Industrial Classification Code Number)	98-0359144 (I.R.S. Employer Identification Number, if applicable)

BCE Place
181 Bay Street, Suite 200
Toronto, Canada M5J 2T3
(416) 982-7111
(Address and telephone number of Registrant's principal executive officers)

CT Corporation System
111 Eighth Avenue, 13th Floor
New York, New York 10011
(212) 894-8700
(Name, address, including zip code, and telephone number, including area code, of agent for service in the United States)

Copies to:

Jeffery A. Snow Senior Vice President and General Counsel Noranda Inc. BCE Place, 181 Bay Street, Suite 200 Toronto, Canada M5J 2T3 (416) 982-7111	Garth M. Girvan McCarthy Tetrault LLP Suite 4700 Toronto Dominion Tower Toronto, Canada M5K 1E6 (416) 601-7574	Kenneth R. Blackman Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, New York 10004, USA (212) 859-8000

Approximate date of commencement of proposed sale of the securities to the public:
From time to time on or after the effective date of this Registration Statement.

Province of Ontario, Canada
(Principal jurisdiction regulating this offering)

It is proposed that this filing shall become effective (check appropriate box):

A.
☐    Upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada).

B.
☒    At some future date (check the appropriate box below):

1.
☐    Pursuant to Rule 467(b) on                          (date) at                          (time) (designate a time not sooner than seven calendar days after filing).

2.
☐    Pursuant to Rule 467(b) on                          (date) at                          (time) (designate a time seven calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on                          (date).

3.
☒    Pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the Registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.

4.
☐    After the filing of the next amendment to this Form (if preliminary material is being filed).

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction's shelf prospectus offering procedures, check the following box: ☒

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per unit(2)	Proposed maximum aggregate offering price(2)	Amount of registration fee

Debt Securities	U.S. $750,000,000	100%	U.S. $750,000,000	U.S. $88,275

(1)
In U.S. dollars or the equivalent thereof in foreign denominated currencies or currency units or, if any Debt Securities are issued at an original issue discount, such greater amount as shall result in an aggregate offering price of U.S. $750,000,000.
(2)
Estimated solely for purposes of calculating the registration fee.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registration Statement shall become effective as provided in Rule 467 under the Securities Act of 1933 or on such date as the Commission, acting pursuant to Section 8(a) of the Act, may determine.

PART I
INFORMATION REQUIRED TO BE
DELIVERED TO OFFEREES OR PURCHASERS

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Base Shelf Prospectus

This short form prospectus has been filed under legislation in the Province of Ontario that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus or a prospectus supplement containing this omitted information within a specified period of time after agreeing to purchase any of these securities.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. Information has been incorporated by reference in this prospectus from documents filed with the Ontario Securities Commission. Copies of the documents incorporated herein by reference may be obtained on request without charge from the office of the Corporate Secretary of Noranda Inc., at 181 Bay Street, Suite 200, BCE Place, Toronto, Ontario, M5J 2T3 (Telephone (416) 982-7111).

SHORT FORM PROSPECTUS

New Issue	June 1, 2005
Noranda Inc. U.S.$750,000,000 Debt Securities (unsecured)

We may from time to time offer for sale debentures, notes or other unsecured evidences of indebtedness, or, collectively, the Debt Securities, up to an aggregate principal amount of U.S.$750,000,000, or its equivalent in any other currency or units based on or relating to other currencies, during the 25 month period that this prospectus, including any amendments hereto, remains valid or, if any Debt Securities are offered at an original issue discount, such greater amount as shall result in an aggregate offering price not to exceed U.S.$750,000,000 or the equivalent in any other currency or currency units.

We are permitted to prepare this prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with Canadian generally accepted accounting principles, and they may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies.

Owning the Debt Securities may subject you to tax consequences both in the United States and Canada. This prospectus or any applicable prospectus supplement may not describe these tax consequences fully. You should read the tax discussion in any applicable prospectus supplement.

Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated in the Province of Ontario, Canada, most of our officers and directors and some of the experts named in this prospectus are Canadian residents, and most of our assets are located outside of the United States.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We will set forth the specific variable terms of any offering of Debt Securities, or the Offered Securities, in one or more prospectus supplements, including, where applicable and without limitation, the title of the Debt Securities, any limit on the aggregate principal amount of the Debt Securities, the currency or currency unit for which the Debt Securities may be purchased, authorized denominations, maturity, premium, the initial public offering price, whether the Debt Securities will bear interest, the interest rate or method of determining the interest rate, whether any conversion or exchange rights are attached to the Debt Securities, whether the Company may redeem the Debt Securities at its option, any provisions for subordination of the Debt Securities to other indebtedness of the Company, and any other specific terms. We reserve the right to include in a prospectus supplement specific variable terms pertaining to the Debt Securities that are not within the options and parameters set forth in this prospectus.

For the purpose of calculating the U.S. dollar equivalent of the aggregate principal amount or aggregate initial offering price of Debt Securities issued under this prospectus from time to time, Debt Securities denominated or issued in a currency, or the Securities Currency, other than U.S. dollars will be translated into U.S. dollars at the date of issue of such Debt Securities using the noon buying rate in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York for the purchase of U.S. dollars with the Securities Currency in effect as of noon (Toronto time) on the date of issue of such Debt Securities.

Unless otherwise specified in the applicable prospectus supplement, none of the Debt Securities will be listed on any securities exchange. There is currently no market through which the Debt Securities offered under this prospectus may be sold and purchasers may not be able to resell securities purchased under this prospectus.

We may sell the Debt Securities to or through underwriters or dealers, and also may sell the Debt Securities to one or more other purchasers directly or through agents. See "Plan of Distribution". A prospectus supplement will set forth the names of any underwriters, dealers or agents involved in the sale of any Debt Securities, and will set forth the terms of the offering of such Debt Securities, including, to the extent applicable, the initial public offering price, the proceeds to the Company, the principal amounts, if any, to be purchased by underwriters, the underwriting discounts or commissions, and any other discounts or concessions to be allowed or reallowed to dealers. Unless otherwise specified in a prospectus supplement, the offering will be subject to approval of certain legal matters on our behalf by McCarthy Tétrault LLP, Toronto, Ontario and Fried, Frank, Harris, Shriver & Jacobson LLP, New York, New York.

        You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If you are provided with different or inconsistent information, you should not rely on it. We are not making an offer to sell in any jurisdiction where the offer or sale is not permitted.

        References in this prospectus to "Company", "we", "us" and "our" refer only to Noranda Inc. and references to "Noranda" refer to Noranda Inc. and its subsidiaries and joint ventures.

        In this prospectus, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars.

AVAILABLE INFORMATION

        We are subject to the information requirements of the United States Securities Exchange Act of 1934, as amended, or the Exchange Act, and in accordance therewith, we file reports and other information with the United States Securities and Exchange Commission, or the SEC. Under a multijurisdictional disclosure system, or MJDS, adopted by the United States, some reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. In addition, the Company is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. The reports and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities of the SEC. Copies of the material the Company files with the SEC can be obtained at prescribed rates from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549.

        We have filed with the SEC a Registration Statement on Form F-9 under the United States Securities Act of 1933, as amended, or the Securities Act, with respect to the Debt Securities. This prospectus does not contain all of the information set forth in such Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Reference is made to such Registration Statement and the exhibits thereto for further information with respect to the Company and the Debt Securities.

DOCUMENTS INCORPORATED BY REFERENCE

        The following documents, filed with the Ontario Securities Commission, are specifically incorporated by reference in and form an integral part of this prospectus:

  (a)
  our audited comparative consolidated financial statements and the notes thereto for the financial years ended December 31, 2004 and 2003, together with the auditor's report thereon, contained in our 2004 Annual Report;

  (b)
  our management's discussion and analysis of our financial condition and results of operations for the financial year ended December 31, 2004 found at pages 18 through 48 of our 2004 Annual Report;

  (c)
  our management information circular dated March 17, 2005 for our annual and special meeting of shareholders held on April 26, 2005 (excluding the sections entitled "Report on Executive Compensation", "Performance Graph" and "Statement of Corporate Governance Practices", which, pursuant to National Instrument 44-101 of the Canadian Securities Administrators, are not required to be incorporated by reference in this prospectus);

  (d)
  our annual information form dated March 17, 2005 for the year ended December 31, 2004;

  (e)
  our unaudited comparative interim consolidated financial statements and the related notes thereto as at March 31, 2005 and for the three months ended March 31, 2005 and 2004 and the related management's discussion and analysis of financial condition and results of operations dated as of May 6, 2005;

  (f)
  our material change report filed on March 10, 2005 relating to our offer, or the Falconbridge Offer, to acquire all of the outstanding common shares of Falconbridge Limited not owned by us or our affiliates in exchange for our common shares and an offer, or the Issuer Bid, to repurchase approximately 63.4 million of our common shares in exchange for three new series of preference shares;

  (g)
  our material change report filed on April 29, 2005 confirming that we would take up the maximum number of our common shares deposited under the Issuer Bid; and

  (h)
  our material change report filed on May 9, 2005 confirming that we would take up the 58,476,589 common shares of Falconbridge Limited validly deposited under the Falconbridge Offer.

        Any documents of the type referred to in the preceding paragraph (excluding confidential material change reports) and any exhibits to interim unaudited financial statements which contain updated earnings coverage ratios filed by us with the Canadian Securities Administrators, after the date of this prospectus and prior to the termination of the offering will be deemed to be incorporated by reference in this prospectus. Any document filed by us with the SEC under the Exchange Act after the date of this prospectus will be deemed to be incorporated by reference into this prospectus if, and to the extent, expressly provided therein.

        Information has been incorporated by reference in this prospectus from documents filed with the Ontario Securities Commission. Copies of the documents incorporated in this prospectus by reference may be obtained on request without charge from the Secretary of Noranda Inc. at 181 Bay Street, Suite 200, BCE Place, Toronto, Ontario, M5J 2T3, Telephone: (416) 982-7111.

        Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document that also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

        Upon a new annual information form and the related annual financial statements being filed by us with, and where required, accepted by, the Canadian Securities Administrators during the currency of this prospectus, our previous annual information form, the previous annual financial statements and all interim financial statements, material change reports, annual filings and information circulars filed prior to the commencement of the then current fiscal year will be deemed no longer to be incorporated in this prospectus for the purposes of future offers and sales of Debt Securities made under this prospectus.

        A prospectus supplement or supplements containing the specific terms of an offering of Debt Securities, disclosure of earnings coverage ratios, if applicable, and other information in relation to those Debt Securities will be delivered to purchasers of those Debt Securities together with this prospectus and will be deemed to be incorporated in this prospectus as of the date of the prospectus supplement solely for the purposes of the offering of the Debt Securities covered by the prospectus supplement.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        Certain statements included or incorporated by reference in this prospectus constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 21E of the Exchange Act, and Section 27A of the Securities Act. Such statements represent the Company's internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof, or Noranda's future economic performance.

        The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks, uncertainties and other factors beyond our ability to control or predict. These risks and uncertainties include, among other things, volatility of commodity metal prices including supply and demand for these metals, mining and processing risks, including uninsurable risks inherent in the mining business, environmental risks, risks related to our ability to maintain good relations with our employees, uncertainty of reserve estimates and production estimates, including imprecision in estimating the timing, costs and levels of production associated with mining properties, exchange rate fluctuations, interest rate and counterparty risk, energy supply and prices, political and economic conditions in the countries in which we operate, changes in Canadian and foreign laws and regulations, market access, changes in production and processing technology, legal proceedings, supply and demand in the market for sulphuric acid, risks inherent in the Company's procurement of raw materials, general economic and business conditions, and other risks and uncertainties described from time to time in our reports and filings with Canadian securities regulatory authorities. Accordingly, we caution that events or circumstances could cause actual results to differ materially from those predicted.

THE COMPANY

        Noranda is an integrated mining and metals company. Its principal business is the ownership and operation of mining and metallurgical assets and the addition of value through the development and operation of these assets. Noranda is engaged primarily in the production of copper and nickel, and also in the production of zinc, primary and fabricated aluminum, lead, silver, gold, sulphuric acid and cobalt. Noranda is also engaged in the recycling of secondary copper, nickel and precious metals. Our head and registered office is located at 181 Bay Street, Suite 200, BCE Place, Toronto, Ontario, Canada M5J 2T3. Our common shares are listed on the Toronto and New York stock exchanges under the symbol "NRD".

USE OF PROCEEDS

        Except as otherwise set forth in a prospectus supplement, the net proceeds to us from the sale of Debt Securities will be used to repay indebtedness of Noranda outstanding from time to time, to finance capital expenditures and for other general corporate purposes. Pending such application, such net proceeds may be invested in short-term marketable securities. A prospectus supplement will contain specific information about the use of proceeds from the sale of Debt Securities under that prospectus supplement. Noranda may from time to time issue debt instruments and incur additional indebtedness otherwise than through the issue of Debt Securities pursuant to this prospectus.

DESCRIPTION OF DEBT SECURITIES

        The following description sets forth certain general terms and provisions of the Debt Securities. The particular terms and provisions of the series of Debt Securities offered by a prospectus supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in such prospectus supplement.

        Unless otherwise specified in a prospectus supplement, the Debt Securities will be issued under an Indenture dated as of July 1, 1992, or the Indenture, as supplemented by the first supplemental indenture dated as of July 15, 1992, the second supplemental indenture dated as of June 1, 1993, the third supplemental indenture dated as of August 18, 1993, the fourth supplemental indenture dated as of June 16, 1994, the fifth supplemental indenture dated as of July 17, 1995, the sixth supplemental indenture dated as of February 13, 2001, the seventh supplemental indenture dated as of February 21, 2001, between us and Montreal Trust Company of Canada, as trustee, the eighth supplemental indenture dated as of June 24, 2002 between us and Computershare Trust Company of Canada, as successor trustee, or the Trustee, and the ninth supplemental indenture dated as of September 29, 2003 between us and the Trustee. A copy of the Indenture, as so supplemented, has been filed with the SEC as an exhibit to the Registration Statement of which this prospectus is a part. The following statements with respect to the Indenture and the Indenture Securities (as hereinafter defined) are brief summaries of certain provisions of the Indenture and do not purport to be complete; such statements are subject to the detailed referenced provisions of the Indenture, including the definitions of capitalized terms used under this caption. The term "Indenture Securities", as used under this caption, refers to all securities issued under the Indenture, including the Debt Securities.

General

        The Indenture does not limit the aggregate principal amount of Indenture Securities (which may include debentures, notes and other unsecured evidences of indebtedness) which may be issued thereunder, and Indenture Securities may be issued thereunder from time to time in one or more series and may be denominated and payable in United States dollars. Indenture Securities also may be denominated and payable in other currencies or units based on or relating to other currencies, including Euros. Special Canadian and United States federal income tax considerations applicable to any Offered Securities so denominated will be described in the prospectus supplement relating thereto. The Indenture Securities offered pursuant to this prospectus will be limited to U.S.$750,000,000 (or its equivalent in any other currency or units based on or relating to other currencies) aggregate principal amount or, if any Indenture Securities are offered at an original issue discount, such greater amount as shall result in an aggregate offering price not to exceed U.S.$750,000,000 (or the equivalent in other currency or currency units). Unless otherwise indicated in the applicable prospectus supplement, the Indenture also permits the Company to increase the principal amount of any series of Indenture Securities previously issued and to issue such increased principal amount (Section 3.01). As of the date hereof, we have issued U.S.$1.85 billion aggregate principal amount of Indenture Securities under the Indenture, as supplemented by the ninth supplemental indentures referred to above.

        The applicable prospectus supplement will set forth the following terms relating to the Offered Securities: (a) the specific designation of the Offered Securities; (b) any limit on the aggregate principal amount of the Offered Securities; (c) the date or dates, if any, on which the Offered Securities will mature and the portion (if less than all of the principal amount) of the Offered Securities to be payable upon declaration of acceleration of Maturity; (d) the rate or rates per annum (which may be fixed or variable) at which the Offered Securities will bear interest, if any, the date or dates from which any such interest will accrue and on which any such interest will be payable and the Regular Record Dates for any interest payable on the Offered Securities which are Registered Securities; (e) any mandatory or optional redemption or sinking fund provisions, including the period or periods within which, the price or prices at which and the terms and conditions upon which the Offered Securities may be redeemed or purchased at the option of the Company or otherwise; (f) whether any conversion or exchange rights are attached to the Offered Securities; (g) whether the Offered Securities will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the Offered Securities in bearer form and as to exchanges between registered and bearer form; (h) whether the Offered Securities will be issuable in the form of one or more Registered Global Securities and, if so, the identity of the Depository for such Registered Global Securities; (i) the denominations in which any of the Offered Securities which are in registered form will be issuable, if other than denominations of U.S.$1,000 and any multiple thereof, and the denominations in which any of the Offered Securities which are in bearer form will be issuable, if other than the denominations of U.S.$1,000 and U.S.$5,000; (j) each office or agency where the principal of and any premium and interest on the Offered Securities will be payable, and each office or agency where the Offered Securities may be presented for registration of transfer or exchange; (k) if other than United States dollars, the other currency or the units based on or relating to other currencies in which the Offered Securities are denominated and/or in which the payment of the principal of and any premium and interest on the Offered Securities will or may be payable; (l) any index pursuant to which the amount of payments of principal of and any premium and interest on the Offered Securities will or may be determined; (m) any applicable Canadian and United States federal income tax consequences, including whether and under what circumstances the Company will pay additional amounts with respect to the Offered Securities on account of any tax, assessment or governmental charge withheld or deducted and, if so, whether the Company will have the option to redeem such Offered Securities rather than pay such additional amounts; and (n) any other terms of the Offered Securities, including covenants and Events of Default relating solely to the Offered Securities or any covenants or Events of Default generally applicable to the Indenture Securities which are not to apply to the Offered Securities. Unless otherwise indicated in the applicable prospectus supplement, the Indenture does not afford the Holders the right to tender Indenture Securities to the Company for repurchase, or provide for any increase in the rate or rates of interest per annum at which the Indenture Securities will bear interest, in the event the Company should become involved in a highly leveraged transaction or in the event of a change in control of the Company.

        Indenture Securities may be issued under the Indenture bearing no interest or interest at a rate below the prevailing market rate at the time of issuance and may be offered and sold at a discount below their stated principal amount. The Canadian and United States federal income tax consequences and other special considerations applicable to any such discounted Indenture Securities or other Indenture Securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or United States federal income tax purposes will be described in the prospectus supplement relating thereto.

        The Indenture Securities and any coupons appertaining thereto will be unsecured and will rank pari passu with each other and with all other unsecured and unsubordinated indebtedness for borrowed money of the Company. (Section 3.01)

Form, Denomination, Exchange and Transfer

        Unless otherwise indicated in the applicable prospectus supplement, the Indenture Securities will be issued only in fully registered form without coupons and in denominations of U.S.$1,000 or any integral multiple thereof. (Section 3.01) Indenture Securities may be presented for exchange and Registered Securities may be presented for registration of transfer in the manner, at the places and, subject to the restrictions set forth in the Indenture and in the applicable prospectus supplement, without service charge, but upon payment of any taxes or other governmental charges due in connection therewith. The Company has appointed the Trustee as Security Registrar. Indenture Securities in bearer form and the coupons appertaining thereto, if any, will be transferable by delivery. (Section 3.05)

Payment

        Unless otherwise indicated in the applicable prospectus supplement, payment of the principal of and any premium and interest on Registered Securities (other than a Registered Global Security) will be made at the office or agency of the Trustee in Toronto, Canada, except that, at the option of the Company, payment of any interest may be made (a) by cheque mailed to the address of the Person entitled thereto as such address shall appear in the Security Register or (b) by wire transfer to an account maintained by the Person entitled thereto as specified in the Security Register. (Sections 3.01, 3.07 and 9.01) Unless otherwise indicated in the applicable prospectus supplement, payment of any interest due on Registered Securities will be made to the Persons in whose name such Registered Securities are registered at the close of business on the Regular Record Date for such interest payment. Any interest not punctually paid or duly provided for will cease to be payable to the Holder on the Regular Record Date and may either be paid (a) on not less than 10 days' prior notice, to the Person in whose name the Registered Securities are registered at the close of business on a Special Record Date to be fixed by the Trustee for the payment of the Defaulted Interest or (b) in any lawful manner that is not inconsistent with the requirements of any securities exchange on which the Registered Securities may be listed, and upon such notice as may be required by such exchange. (Section 3.07)

Registered Global Securities

        The Registered Securities of a particular series may be issued in the form of one or more Registered Global Securities which will be registered in the name of and be deposited with a Depository, or its nominee, each of which will be identified in the prospectus supplement relating to such series. Unless and until exchanged, in whole or in part, for Indenture Securities in definitive registered form, a Registered Global Security may not be transferred except as a whole by the Depository for such Registered Global Security to a nominee of such Depository, by a nominee of such Depository to such Depository or another nominee of such Depository or by such Depository or any such nominee to a successor of such Depository or a nominee of such successor. (Section 3.05)

        The specific terms of the depository arrangement with respect to any portion of a particular series of Indenture Securities to be represented by a Registered Global Security will be described in the prospectus supplement relating to such series. The Company anticipates that the following provisions will apply to all depository arrangements.

        Upon the issuance of a Registered Global Security, the Depository therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the Indenture Securities represented by such Registered Global Security to the accounts of such persons having accounts with such Depository or its nominee ("participants") as shall be designated by the underwriters, investment dealers or agents participating in the distribution of such Indenture Securities or by the Company if such Indenture Securities are offered and sold directly by the Company. Ownership of beneficial interests in a Registered Global Security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a Registered Global Security will be shown on, and the transfer of such ownership will be effected only through, records maintained by the Depository or its nominee (with respect to beneficial interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). The laws of some states in the United States require certain purchasers of securities to take physical delivery thereof in definitive form. The depository arrangements and those laws may impair the ability to transfer beneficial interests in a Registered Global Security.

        So long as the Depository for a Registered Global Security or its nominee is the registered owner thereof, such Depository or such nominee, as the case may be, will be considered the sole owner or Holder of the Indenture Securities represented by such Registered Global Security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Registered Global Security will not be entitled to have Indenture Securities of the series represented by such Registered Global Security registered in their names, will not receive or be entitled to receive physical delivery of Indenture Securities of such series in definitive form and will not be considered the owners or Holders thereof under the Indenture.

        Principal, premium, if any, and interest payments on a Registered Global Security registered in the name of a Depository or its nominee will be made to such Depository or nominee, as the case may be, as the registered owner of such Registered Global Security. None of the Company, the Trustee or any paying agent for Indenture Securities of the series represented by such Registered Global Security will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in such Registered Global Security or for maintaining, supervising or reviewing any records relating to such beneficial interests.

        The Company expects that the Depository for a Registered Global Security or its nominee, upon receipt of any payment of principal, premium or interest, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Registered Global Security as shown on the records of such Depository or its nominee. The Company also expects that payments by participants to owners of beneficial interests in such Registered Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name", and will be the responsibility of such participants.

        If the Depository for a Registered Global Security representing Indenture Securities of a particular series is at any time unwilling or unable to continue as Depository and a successor Depository is not appointed by the Company within 90 days, or if an Event of Default described in clauses (a) or (b) of the first sentence under "Events of Default" below with respect to a particular series of Indenture Securities has occurred and is continuing for more than seven days, the Company will issue Registered Securities of such series in definitive form in exchange for such Registered Global Security. In addition, the Company may at any time and in its sole discretion determine not to have the Indenture Securities of a particular series represented by one or more Registered Global Securities and, in such event, will issue Registered Securities of such series in definitive form in exchange for all of the Registered Global Securities representing Indenture Securities of such series. (Section 3.05)

Negative Pledge

        The Indenture includes a covenant of the Company to the effect that, so long as any of the Indenture Securities remain outstanding, the Company will not create any mortgage, charge, hypothec, pledge or other security or encumbrance on any of its property or assets to secure any indebtedness for borrowed money without at the same time securing equally and rateably with such other indebtedness for borrowed money all of the Indenture Securities then Outstanding under the Indenture, provided that such covenant will not apply to nor operate to prevent: (a) any security (except on fixed assets and shares of a Subsidiary or Associate) given in the ordinary course of business to banks or others to secure any indebtedness payable on demand or maturing within 12 months of the date that such indebtedness is originally incurred; (b) any Purchase Money Mortgage; (c) any security to secure indebtedness incurred for the construction of townsites, employees' housing, warehouses and/or office premises; (d) any security on any non-producing resource property of the Company to secure any indebtedness incurred for the development or improvement of any non-producing resource property of the Company; (e) any security in favour of a federal or provincial or national or state or municipal government in Canada or the United States or any political subdivision, department or agency of any of them; (f) any renewal, refunding or extension of any security or encumbrance referred to in the foregoing clauses (a) to (e) or of any security or encumbrance on any property in existence at the time of acquisition thereof; or (g) any other security or encumbrance if, after giving effect to such security or encumbrance, the aggregate principal amount of indebtedness secured thereby would not be greater than 5% of Shareholders' Equity. (Section 9.01)

Certain Definitions

        The term "Associate" means any body corporate (a) of which voting securities carrying more than 25% of the votes for the election of directors are beneficially owned, directly or indirectly, by the Company or (b) which is accounted for in the financial statements of the Company on an equity basis.

        The term "Purchase Money Mortgage" means any mortgage, charge, hypothec, pledge or other security or encumbrance created upon any real or personal property acquired by the Company after the date of the Indenture (or previously acquired and substantially unimproved) to secure or securing the whole or any part of the purchase price of such property (or, in the case of previously acquired and substantially unimproved property, the cost of the improvement thereof) or the repayment of money borrowed to pay the whole or any part of such purchase price or cost or any vendor's privilege or lien on such property securing all or any part of such purchase price or cost, including title retention agreements and leases in the nature of title retention agreements.

        The term "Shareholders' Equity" means, at any date, the aggregate of the dollar amount of the outstanding share capital of the Company, the amount, without duplication, of any contributed surplus and retained earnings, plus or minus any foreign exchange translation adjustment, all as set forth in the most recent audited consolidated balance sheet of the Company.

        The term "Subsidiary" means any body corporate of which voting securities carrying more than 50% of the votes for the election of the directors are beneficially owned, directly or indirectly, by the Company or by the Company and any other Subsidiary or by any other Subsidiary (provided that ownership of such shares confers the right to elect at least a majority of the directors of such company). (Section 1.01)

Events of Default

        The occurrence of any of the following events with respect to the Indenture Securities of any series will constitute an "Event of Default" with respect to the Indenture Securities of such series:

  (a)
  default by the Company in payment of the principal of any of the Indenture Securities of such series when the same becomes due under any provision of the Indenture or of such Indenture Securities;

  (b)
  default by the Company in payment of any interest due on any of the Indenture Securities of such series and continuance of such default for a period of 30 days;

  (c)
  default by the Company in observing or performing any of the covenants of the Company contained in the Indenture and described below under "Consolidation, Merger, Amalgamation and Sale of Assets";

  (d)
  default by the Company in observing or performing any other covenant or condition of the Company contained in the Indenture or in the Indenture Securities of such series and continuance of such default for a period of 60 days after written notice as provided in the Indenture;

  (e)
  default by the Company in payment of principal of or interest on any obligation for borrowed money (other than an obligation payable on demand or maturing less than 12 months from the creation or issue thereof) having an outstanding principal amount in excess of 5% of Shareholders' Equity in the aggregate at the time of default or in the performance of any other covenant of the Company contained in any instrument under which such obligations are created or issued resulting in the acceleration of the final maturity of such obligations;

  (f)
  certain events of bankruptcy, insolvency, reorganization, winding up, liquidation or dissolution relating to the Company; or

  (g)
  any other event of default provided with respect to that series. (Section 5.01)

        Any additional event of default which is prescribed for the benefit of the Holders of a particular series of Indenture Securities will be described in the prospectus supplement relating thereto.

        If an Event of Default described in clause (a), (b) or (c) above occurs and is continuing with respect to Indenture Securities of any series, then unless the principal of all of the Indenture Securities of such series shall have already become due and payable, the Trustee may, in its discretion, and will upon requisition in writing made by the Holders of not less than 25% in aggregate principal amount of the Indenture Securities of such series then Outstanding, declare the principal of all the Indenture Securities of such series then Outstanding and the interest accrued thereon and all other money, if any, owing under the provisions of the Indenture in respect of such Indenture Securities to be due and payable immediately on demand. If an Event of Default described in clause (d) or (g) above occurs and is continuing with respect to the Indenture Securities of one or more series, then unless the principal of all of the Indenture Securities of such affected series shall have already become due and payable, the Trustee may, in its discretion, and will upon requisition in writing made by the Holders of not less than 25% in aggregate principal amount of the Indenture Securities of all such affected series then Outstanding (as one class), declare the principal of all the Indenture Securities of all such affected series then Outstanding and the interest accrued thereon and all other money, if any, owing under the provisions of the Indenture in respect of such affected series to be due and payable immediately on demand. If an Event of Default described in clause (e) or (f) above occurs and is continuing, then unless the principal of all such Indenture Securities shall have already become due and payable, the Trustee may, in its discretion, and will upon requisition in writing made by the Holders of not less than 25% in aggregate principal amount of all of the Indenture Securities then Outstanding (as one class), declare the principal of all the Indenture Securities then Outstanding and the interest accrued thereon and all other money, if any, owing under the provisions of the Indenture in respect of such Indenture Securities to be due and payable immediately on demand. Upon certain conditions, any such declaration may be cancelled if all Events of Default, other than the nonpayment of accelerated principal, with respect to the Indenture Securities of all such affected series then Outstanding shall have been cured or waived as provided in the Indenture by the Holders of not less than a majority in aggregate principal amount of the Indenture Securities of the affected series then Outstanding (voting as one class, except in the case of Events of Default described in clauses (a) and (b) of the first sentence of the preceding paragraph, as to which each series so affected will vote as a separate class). See "Modification and Waiver" below. Reference is made to the prospectus supplement relating to any series of Original Issue Discount Securities for the particular provisions relating to the acceleration of a portion of the principal amount thereof upon the occurrence and continuance of an Event of Default with respect thereto. (Sections 5.02 and 5.03)

        The Indenture provides that the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of the Holders, unless such Holders shall have provided to the Trustee reasonable indemnity. (Section 6.02) Subject to such provisions for indemnity and certain other limitations contained in the Indenture, the Holders of a majority in aggregate principal amount of the Indenture Securities of each affected series then Outstanding (voting as one class) will have the right to sanction or direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Indenture Securities of such affected series. (Section 5.13)

        The Indenture provides that no Holder of the Indenture Securities of any series will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless (a) such Holder shall have previously given to the Trustee written notice of a continuing Event of Default with respect to the Indenture Securities of such series and the Holders of not less than 25% in aggregate principal amount of the Indenture Securities of each affected series then Outstanding (as one class) shall have made written request, and provided reasonable indemnity, to the Trustee to institute such proceeding, (b) the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the Indenture Securities of each affected series then Outstanding (as one class) a direction inconsistent with such request and (c) the Trustee shall have failed to institute such proceeding within 60 days after such notification, request and offer of indemnity. (Section 5.08) However, the Holder of any Indenture Security will have an absolute right to receive payment of the principal of and any premium and interest on such Indenture Security on or after the due dates expressed in such Indenture Security and to institute suit for the enforcement of any such payment. (Section 5.09)

        The Indenture requires the Company to furnish to the Trustee annually an Officer's Certificate as to the compliance by the Company with certain covenants, conditions or other requirements contained in the Indenture and as to any non-compliance therewith. (Section 9.03) The Indenture provides that the Trustee may withhold notice to the Holders of the Indenture Securities of any series of any default affecting such series (except defaults as to payment of principal, premium or interest on the Indenture Securities of such series or as to sinking fund payments) if it considers such withholding to be in the best interests of the Holders of the Indenture Securities of such series. (Section 5.02)

Consolidation, Merger, Amalgamation and Sale of Assets

        The Company will not enter into any transaction (whether by way of reorganization, reconstruction, consolidation, amalgamation, merger, transfer, sale or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other Person (the "Successor Corporation") unless (a) the Company and the Successor Corporation, prior to or contemporaneously with the consummation of such transaction, execute such instruments and do such things as, in the Opinion of Counsel, are necessary or advisable to establish that upon the consummation of such transaction (i) the Successor Corporation will have assumed all the covenants and obligations of the Company under the Indenture in respect of the Indenture Securities of every series, and (ii) the Indenture Securities of every series will be valid and binding obligations of the Successor Corporation entitling the Holders thereof, as against the Successor Corporation, to all the rights of Holders of Indenture Securities under the Indenture; and (b) such transaction must be on such terms and must be carried out at such times and otherwise in such manner as must not be prejudicial to the interests of the Holders of the Indenture Securities of each and every series or to the rights and powers of the Trustee under the Indenture. (Section 7.01)

Modification and Waiver

        The Indenture permits the Company and the Trustee to enter into supplemental indentures without the consent of the Holders of the Indenture Securities to: (a) secure the Indenture Securities of one or more series, (b) evidence the assumption by the Successor Corporation of the covenants and obligations of the Company under the Indenture and the Indenture Securities then Outstanding, (c) add covenants or Events of Default for the benefit of the Holders of one or more series of the Indenture Securities, (d) cure any ambiguity or correct or supplement any defective provision in the Indenture which correction will not be prejudicial to the interests of the Holders of the Indenture Securities, (e) establish the form and terms of the Indenture Securities of any series, (f) evidence the acceptance of appointment by a successor Trustee, and (g) make any other modifications which will not be prejudicial to the interests of the Holders of the Indenture Securities. (Section 8.01)

        The Indenture also permits the Company and the Trustee, with the consent of the Holders of a majority in aggregate principal amount of the Indenture Securities of each series then Outstanding and affected, to add any provisions to, or change in any manner or eliminate any of the provisions of, the Indenture or modify in any manner the rights of the Holders of the Indenture Securities of each such affected series; provided, however, that the Company and the Trustee may not, without the consent of the Holder of each Indenture Security then Outstanding and affected thereby: (a) change the Stated Maturity of the principal of, or any installment of the principal of or the interest on, such Indenture Security; (b) reduce the principal amount of or the rate of interest on or any premium payable upon the redemption of such Indenture Security; (c) reduce the amount of principal of an Original Issue Discount Security payable upon acceleration of the Maturity thereof; (d) change the place or currency of payment of the principal of or any premium or interest on such Indenture Security; (e) impair the right to institute suit for the enforcement of any such payment with respect to such Indenture Security on or after the Stated Maturity thereof; or (f) reduce the percentage in principal amount of the Outstanding Indenture Securities of the affected series, the consent of whose Holders is required for modification or amendment of the Indenture, or for any waiver with respect to defaults, breaches, Events of Default or declarations of acceleration. (Section 8.02)

        Prior to the declaration of acceleration of the Maturity of any Indenture Securities, the Holders of a majority in aggregate principal amount of the Indenture Securities of all series at the time Outstanding with respect to which a default or breach or an Event of Default shall have occurred and be continuing (voting as one class) may on behalf of the Holders of all such affected Indenture Securities waive any past default or breach or Event of Default and its consequences, except a default in the payment of the principal of or premium or interest on any Indenture Security of any series or an Event of Default in respect of a covenant or provision of the Indenture or of any Indenture Security which cannot be modified or amended without the consent of the Holder of each Indenture Security affected. (Section 5.14)

Defeasance and Discharge

        The Indenture provides that the Company may elect either (i) to defease and to be discharged from any and all obligations with respect to the Indenture Securities of any series (except for certain obligations to register the transfer or exchange of the Indenture Securities of such series, to replace mutilated, destroyed, lost or stolen Indenture Securities of such series, to maintain paying agencies, to compensate and indemnify the Trustee and to maintain the trust described below) ("defeasance"), or (ii) in the case of the Indenture Securities of any series established on or after the date of the sixth supplemental indenture to the Indenture, to be released from its obligations under the "Negative Pledge" covenant described above and certain other covenants applicable to such Indenture Securities ("covenant defeasance"), and the occurrence of an event of default described in clauses (c), (d) or (g) under "Events of Default" will no longer be an Event of Default with respect to these covenants, in each case, upon the irrevocable deposit with the Trustee, in trust, of money, and/or securities of the government which issued the currency in which the Indenture Securities of such series are payable or securities backed by the full faith and credit of such government which, through the payment of the principal thereof and the interest thereon in accordance with their terms, will provide money, in an amount sufficient to pay all the principal of and any premium and interest on the Indenture Securities of such series on the Stated Maturity of such payments in accordance with the terms of the Indenture Securities of such series and upon compliance with certain other conditions. (Section 12.02) These conditions include that (a) in the event of defeasance of the Indenture Securities of any series established on or after the date of the sixth supplemental indenture to the Indenture, the Company must deliver to the Trustee an opinion of counsel stating that (i) the Company has received from, or there has been published by, the U.S. Internal Revenue Service a ruling or (ii) since the date of the sixth supplemental indenture to the Indenture, there has been a change in the applicable U.S. federal income tax law or regulations, in either case to the effect that, and, based thereon, the opinion shall confirm that, the Holders of the Indenture Securities of such series then Outstanding will not recognize gain or loss for U.S. federal income tax purposes as a result of such defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred and (b) in the case of covenant defeasance of the Indenture Securities of any series established on or after the date of the sixth supplemental indenture to the Indenture, the Company must deliver to the Trustee an opinion of counsel to the effect that the Holders of the Indenture Securities of such series then Outstanding will not recognize gain or loss for U.S. federal income tax purposes as a result of such covenant defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred. In addition, the Company may also obtain a discharge of the Indenture with respect to the Indenture Securities of all series issued under the Indenture by depositing with the Trustee, in trust, such money and such government securities as shall be sufficient to pay, at Stated Maturity or upon redemption, all of such Indenture Securities and by complying with certain other conditions. (Section 4.01) The Company will be entitled to exercise the defeasance option with respect to Indenture Securities issued on or after the date of the sixth supplemental indenture to the Indenture notwithstanding the Company's prior exercise of the covenant defeasance option.

        In the event that the Company exercises its option to effect a covenant defeasance with respect to the Indenture Securities of any series and the Indenture Securities of such series are thereafter declared due and payable because of the occurrence of an Event of Default, the amount of money and Indenture Securities on deposit with the Trustee would be sufficient to pay the amounts due on the Indenture Securities of such series at their respective Stated Maturities, but may not be sufficient to pay the amounts due on the Indenture Securities of such series at the time of the acceleration resulting from such Event of Default. However, the Company would remain liable for any such deficiency.

Trustee

        The Trustee under the Indenture is Computershare Trust Company of Canada, Toronto, Canada.

Consent to Service

        The Company has designated CT Corporation System, 111 Eighth Avenue, New York, New York 10011 as its authorized agent for service of process in the United States in any action, suit or proceeding arising out of or relating to the Indenture or the Indenture Securities. (Section 1.18)

Governing Law

        The Indenture and the Indenture Securities will be governed by and construed in accordance with the laws of the State of New York except with respect to the rights, powers, duties or responsibilities of the Trustee under the Indenture, which will be governed by the laws of the Province of Ontario and the federal laws of Canada applicable thereto. (Section 1.12)

EARNINGS COVERAGES

        In respect of any offering of Debt Securities, the applicable prospectus supplement will contain the applicable earnings coverage ratios required pursuant to applicable securities laws.

PLAN OF DISTRIBUTION

        We may sell the Offered Securities to or through underwriters or dealers, and we may also sell the Offered Securities to one or more other purchasers directly or through agents.

        The prospectus supplement will set forth the terms of the offering, including the name or names of any underwriters or agents, the purchase price or prices of the Offered Securities, the proceeds to us from the sale of the Offered Securities, any initial public offering price, any underwriting discount or commission and any discounts, concessions or commissions allowed or reallowed or paid by any underwriter to other dealers. Any initial public offering price and any discounts, concessions or commissions allowed or reallowed or paid to dealers may be changed from time to time.

        The Offered Securities may be sold from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

        If so indicated in the prospectus supplement, we may authorize dealers or other persons acting as our agents to solicit offers by certain institutions to purchase the Offered Securities directly from us pursuant to contracts providing for payment and delivery on a future date. Such contracts will be subject only to the conditions set forth in the prospectus supplement, which will also set forth the commission payable for solicitation of such contracts.

        Underwriters, dealers and agents who participate in the distribution of the Offered Securities may be entitled under agreements to be entered into with the Company to indemnification by us against certain liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

        The Offered Securities will not be qualified for sale under the securities laws of Canada or any province or territory of Canada, unless a prospectus supplement indicates otherwise with respect to the Offered Securities in the Province of Ontario, and may not be offered or sold, directly or indirectly, in Canada or to residents of Canada in contravention of the securities laws of any province or territory of Canada. Each underwriter and each dealer participating in the distribution of Offered Securities will agree that, unless the prospectus supplement indicates otherwise, it will not, directly or indirectly, offer, sell or deliver any such Offered Securities purchased by it in connection with such distribution, in Canada or to residents of Canada in contravention of the securities laws of any province or territory of Canada.

        Each series of the Offered Securities will be a new issue of securities and will have no established trading market. Unless otherwise specified in a prospectus supplement relating to a series of Offered Securities, the Offered Securities will not be listed on any securities exchange. Certain broker-dealers may make a market in the Offered Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any broker-dealer will make a market in the Offered Securities of any series or as to the liquidity of the trading market for the Offered Securities of any series.

LEGAL MATTERS

        Unless otherwise specified in a prospectus supplement, certain matters of Canadian law will be passed upon by McCarthy Tétrault LLP, Toronto, Canada for the Company and certain matters of U.S. law will be passed upon by Fried, Frank, Harris, Shriver & Jacobson LLP, New York, New York.

AUDITORS

        Our audited comparative consolidated financial statements for the year ended December 31, 2004 incorporated by reference in this prospectus have been so incorporated in reliance on the report of Ernst & Young LLP, independent accountants.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents have been filed with the SEC as part of the Registration Statement of which this prospectus forms a part: the documents listed under "Documents Incorporated by Reference"; consent of Ernst & Young LLP; powers of attorney; the Indenture; the first supplemental indenture; the second supplemental indenture; the third supplemental indenture; the fourth supplemental indenture; the fifth supplemental indenture; the sixth supplemental indenture; the seventh supplemental indenture; the eighth supplemental indenture and the ninth supplemental indenture.

PART II

INFORMATION NOT REQUIRED TO BE
DELIVERED TO OFFEREES OR PURCHASERS

Indemnification of Directors and Officers

        Section 136 of the Business Corporations Act (Ontario) ("OBCA"), which governs Noranda Inc. (the "Company"), provides that the Company may indemnify a director or officer of the Company, a former director or officer of the Company or a person who acts or acted at the Company's request as a director or officer of a body corporate of which the Company is or was a shareholder or creditor and his or her heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of the Company or such body corporate, if (a) he or she acted honestly and in good faith with a view to the best interests of the Company and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful. The Company may, with the approval of the Ontario Superior Court of Justice, indemnify a person referred to above in respect of an action by or on behalf of the Company or body corporate to procure a judgment in its favour, to which the person is made a party by reason of being or having been a director or an officer of the Company or body corporate, against all costs, charges and expenses reasonably incurred by the person in connection with such action if he or she fulfills the conditions set out in (a) and (b) above. Despite the foregoing, a person referred to above is entitled to indemnification from the Company in respect of all costs, charges and expenses reasonably incurred by him or her in connection with the defense of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of the Company or body corporate if the person was substantially successful on the merits in his or her defense of the action or proceeding and fulfills the conditions set out in (a) and (b) above. A corporation or a person (as defined in the OBCA) referenced above may apply to the Ontario Superior Court of Justice for an order approving an indemnity under Section 136 and the court may so order and make any further order it thinks fit.

        The sections of the sole By-law of the Company under the heading "Indemnification" are to the following effect:

        Indemnification of directors and officers—The Company shall indemnify a director or officer, a former director or officer or a person who acts or acted at the Company's request as a director or officer of a corporation of which the Company is or was a shareholder or creditor, and his heirs and legal representatives, to the extent permitted by the OBCA.

        Indemnity of others—Except as otherwise required by the OBCA and subject to the foregoing paragraph, the Company may from time to time indemnify and save harmless any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was an employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee, agent of or participant in another corporation, partnership, joint venture, trust or other enterprise, against expenses (including legal fees), judgments, fines and any amount actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted honestly and in good faith with a view to the best interests of the Company and, with respect to any criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his conduct was lawful. The termination of any action, suit or proceeding by judgment, order, settlement or conviction shall not, of itself, create a presumption that the person did not act honestly and in good faith with a view to the best interests of the Company and, with respect to any criminal or administrative action or proceeding that is enforced by a monetary penalty, had no reasonable grounds for believing that his conduct was lawful.

        Right of indemnity not exclusive—The provisions of indemnification contained in the by-law of the Company shall not be deemed exclusive of any other rights to which any person seeking indemnification may be entitled under any agreement, vote of shareholders or directors or otherwise, both as to action in his official capacity and as to action in another capacity, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall enure to the benefit of the heirs and legal representatives of such a person.

        No liability of directors or officers for certain acts, etc. —To the extent permitted by law, no director or officer for the time being of the Company shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee or for joining in any receipt or act for conformity or for any loss, damage or expense happening to the Company through the insufficiency or deficiency of title to any property acquired by the Company or for or on behalf of the Company or for the insufficiency or deficiency of any security in or upon which any of the money of or belonging to the Company shall be placed out or invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, firm or corporation with whom or which any money, securities or other assets belonging to the Company shall be lodged or deposited or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any money, securities or other assets belonging to the Company or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his respective office or trust or in relation thereto unless the same shall happen by or through his failure to act honestly and in good faith with a view to the best interests of the Company and in connection therewith to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. If any director or officer of the Company shall be employed by or shall perform services for the Company otherwise than as a director or officer or shall be a member of a firm or a shareholder, director or officer of a corporation which is employed by or performs services for the Company, the fact of his being a director or officer of the Company shall not disentitle such director or officer or such firm or corporation, as the case may be, from receiving proper remuneration for such services.

        Insurance policies are maintained by the Company under which its directors and officers are insured, within the limits and subject to the limitations of the policies, against certain expenses in connection with the defense of, and certain liabilities which might be imposed as a result of, actions, suits or proceedings to which they are parties by reason of being or having been such directors or officers.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

EXHIBITS

Exhibit Number	Description
4.1	Annual Information Form of the Company dated March 17, 2005 for the fiscal year ended December 31, 2004.(a)
4.2
Audited comparative consolidated financial statements, and the related notes thereto, of the Company as at December 31, 2004 and 2003 and for each of the years in the three-year period ended December 31, 2004 and the Auditors' Report thereon (contained in the 2004 Annual Report of the Company).(a)
4.3
Management's discussion and analysis of financial condition and results of operations of the Company for the fiscal year ended December 31, 2004 (contained in the 2004 Annual Report of the Company).(a)
4.4
Management Information Circular dated March 17, 2005 for the Company's annual general and special meeting of shareholders held on April 26, 2005 (excluding the sections entitled "Report on Executive Compensation", "Performance Graph" and "Statement of Corporate Governance Practices").(b)
4.5
Unaudited comparative interim comparative consolidated financial statements, and the related notes thereto, of the Company as at March 31, 2005 and for the three months ended March 31, 2005 and 2004 and the related management's discussion and analysis of financial condition and results of operations dated as of May 6, 2005.(c)
4.6	Material change report of the Company, dated March 10, 2005, relating to the announcement of the Noranda Offer and the Issuer Bid.(d)
4.7	Material change report of the Company, dated April 29, 2005, relating to results of the Issuer Bid.(e)
4.8	Material change report of the Company, dated May 6, 2005, relating to the results of the Noranda Offer.(f)
5.1	Consent of Ernst & Young LLP.
6	Powers of Attorney (contained on the signature pages of this Registration Statement on Form F-9).
7.1	Trust Indenture between Noranda Inc. and Montreal Trust Company of Canada, as trustee dated as of July 1, 1992.(g)
7.2	First Supplemental Indenture dated as of July 15, 1992 between Noranda Inc. and Montreal Trust Company of Canada, as trustee.(h)
7.3	Second Supplemental Indenture dated as of June 1, 1993 between Noranda Inc. and Montreal Trust Company of Canada, as trustee.(i)
7.4	Third Supplemental Indenture dated as of August 18, 1993 between Noranda Inc. and Montreal Trust Company of Canada, as trustee.(j)
7.5	Fourth Supplemental Indenture dated as of June 16, 1994 between Noranda Inc. and Montreal Trust Company of Canada, as trustee.(k)
7.6	Fifth Supplemental Indenture dated as of July 17, 1995 between Noranda Inc. and Montreal Trust Company of Canada, as trustee.(l)

7.7	Sixth Supplemental Indenture dated as of February 13, 2001 between Noranda Inc. and Montreal Trust Company of Canada, as trustee.(m)
7.8	Seventh Supplemental Indenture dated as of February 21, 2001 between Noranda Inc. and Montreal Trust Company of Canada, as trustee.(n)
7.9	Eighth Supplemental Indenture dated as of June 24, 2002 between Noranda Inc. and ComputerShare Trust Company of Canada, as trustee.(o)
7.10	Ninth Supplemental Indenture dated as of September 29, 2003 between Noranda Inc. and ComputerShare Trust Company of Canada, as trustee.

(a)
Incorporated by reference to Form 40-F (File No. 1-11284) filed on March 24, 2005.

(b)
Incorporated by reference to Form 6-K (File No. 1-11284) filed on March 23, 2005.

(c)
Incorporated by reference to Form 6-K (File No. 1-11284) filed on May 10, 2005.

(d)
Incorporated by reference to Form 6-K (File No. 1-11284) filed on March 22, 2005.

(e)
Incorporated by reference to Form 6-K (File No. 1-11284) filed on April 29, 2006.

(f)
Incorporated by reference to Form 6-K (File No. 1-11284) filed on May 10, 2005.

(g)
Incorporated by reference to Exhibit 7.1 of Amendment No. 1 to Registration Statement on Form F-9 (File No. 33-48914) filed on July 9, 1992.

(h)
Incorporated by reference to Exhibit 7.2 of Registration Statement on Form F-9 (File No. 33-78082) filed on April 25, 1994.

(i)
Incorporated by reference to Form 6-K (File No. 1-11284) filed on June 3, 1993, and as amended on September 11, 2003.

(j)
Incorporated by reference to Form 6-K (File No. 1-11284) filed on August 17, 1993, and as amended on September 11, 2003.

(k)
Incorporated by reference to Exhibit 7.5 of the Registration Statement on Form F-9 (File No. 333-13140) filed on February 7, 2001.

(l)
Incorporated by reference to Exhibit 7.6 of the Registration Statement on Form F-9 (File No. 333-13140) filed on February 7, 2001.

(m)
Incorporated by reference to Exhibit 7.7 of the Registration Statement on Form F-9 (File No. 333-108720) filed on September 11, 2003.

(n)
Incorporated by reference to Exhibit 7.8 of the Registration Statement on Form F-9 (File No. 333-108720) filed on September 11, 2003.

(o)
Incorporated by reference to Exhibit 7.9 of the Registration Statement on Form F-9 (File No. 333-108720) filed on September 11, 2003.

PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1.    Undertaking

        The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-9 or to transactions in said securities.

Item 2.    Consent to Service of Process

  (a)
  Concurrently with the filing of this Registration Statement on Form F-9, the Registrant is filing with the Commission a written irrevocable consent and power of attorney on Form F-X.

  (b)
  Concurrently with the filing of the Registration Statement on Form F-9, Computershare Trust Company of Canada, the Trustee under the Indenture, is filing with the Commission a written irrevocable consent and power of attorney on Form F-X.

  (c)
  Any change to the name or address of the agent for service of the Company or the Trustee will be communicated promptly to the Commission by amendment to Form F-X referencing the file number of this Registration Statement.

III-1

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the undersigned Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-9 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, Canada, on the 1st day of June, 2005.

NORANDA INC.

By:	/s/ DEREK PANNELL
Derek Pannell President and Chief Executive Officer

POWER OF ATTORNEY

        Each person whose signature appears below constitutes and appoints Derek Pannell and Steven Douglas his or her true and lawful attorney-in-fact and agent, each acting alone, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments to this Registration Statement, including post-effective amendments, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing appropriate or necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, and hereby ratifies and confirms all his or her said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        This Power of Attorney may be executed in multiple counterparts, each of which shall be deemed an original, but which taken together shall constitute one instrument.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ DEREK PANNELL Derek Pannell	President and Chief Executive Officer and Director (Principal Executive Officer)	June 1, 2005

/s/ STEVEN DOUGLAS Steven Douglas	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	June 1, 2005

Alex G. Balogh	Director
June , 2005

III-2

André Bérard	Director	June , 2005

Jack L. Cockwell	Director	June , 2005

V. Maureen Kempston Darkes, O.C., O.O.	Director	June , 2005

/s/ J. TREVOR EYTON The Honourable J. Trevor Eyton, O.C., Q.C.	Director	June 1, 2005

/s/ J. BRUCE FLATT J. Bruce Flatt	Director	June 1, 2005

/s/ A.L. FLOOD A.L. (Al) Flood, C.M.	Director	June 1, 2005

Norman R. Gish	Director	June , 2005

/s/ ROBERT J. HARDING Robert J. Harding, F.C.A.	Director	June 1, 2005

/s/ DAVID W. KERR David W. Kerr	Director	June 1, 2005

/s/ JAMES W. MCCUTCHEON James W. McCutcheon, Q.C.	Director	June 1, 2005

/s/ GEORGE E. MYHAL George E. Myhal	Director	June 1, 2005

III-3

AUTHORIZED REPRESENTATIVE

        Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the undersigned has signed this Registration Statement, solely in the capacity of the duly authorized representative in the United States of Noranda Inc., in the City of Franklin, State of Tennessee on June 1, 2005.

NORANDA ALUMINUM, INC.

By:	/s/ WILLIAM BROOKS
William Brooks President

III-4

EXHIBIT INDEX

Exhibit Number	Description
4.1	Annual Information Form of the Company dated March 17, 2005 for the fiscal year ended December 31, 2004.(a)
4.2
Audited comparative consolidated financial statements, and the related notes thereto, of the Company as at December 31, 2004 and 2003 and for each of the years in the three-year period ended December 31, 2004 and the Auditors' Report thereon (contained in the 2004 Annual Report of the Company).(a)
4.3
Management's discussion and analysis of financial condition and results of operations of the Company for the fiscal year ended December 31, 2004 (contained in the 2004 Annual Report of the Company).(a)
4.4
Management Information Circular dated March 17, 2005 for the Company's annual general and special meeting of shareholders held on April 26, 2005 (excluding the sections entitled "Report on Executive Compensation", "Performance Graph" and "Statement of Corporate Governance Practices").(b)
4.5
Unaudited comparative interim comparative consolidated financial statements, and the related notes thereto, of the Company as at March 31, 2005 and for the three months ended March 31, 2005 and 2004 and the related management's discussion and analysis of financial condition and results of operations dated as of May 6, 2005.(c)
4.6	Material change report of the Company, dated March 10, 2005, relating to the announcement of the Noranda Offer and the Issuer Bid.(d)
4.7	Material change report of the Company, dated April 29, 2005, relating to results of the Issuer Bid.(e)
4.8	Material change report of the Company, dated May 6, 2005, relating to the results of the Noranda Offer.(f)
5.1	Consent of Ernst & Young LLP.
6	Powers of Attorney (contained on the signature pages of this Registration Statement on Form F-9).
7.1	Trust Indenture between Noranda Inc. and Montreal Trust Company of Canada, as trustee dated as of July 1, 1992.(g)
7.2	First Supplemental Indenture dated as of July 15, 1992 between Noranda Inc. and Montreal Trust Company of Canada, as trustee.(h)
7.3	Second Supplemental Indenture dated as of June 1, 1993 between Noranda Inc. and Montreal Trust Company of Canada, as trustee.(i)
7.4	Third Supplemental Indenture dated as of August 18, 1993 between Noranda Inc. and Montreal Trust Company of Canada, as trustee.(j)
7.5	Fourth Supplemental Indenture dated as of June 16, 1994 between Noranda Inc. and Montreal Trust Company of Canada, as trustee.(k)
7.6	Fifth Supplemental Indenture dated as of July 17, 1995 between Noranda Inc. and Montreal Trust Company of Canada, as trustee.(l)
7.7	Sixth Supplemental Indenture dated as of February 13, 2001 between Noranda Inc. and Montreal Trust Company of Canada, as trustee.(m)

III-5

7.8	Seventh Supplemental Indenture dated as of February 21, 2001 between Noranda Inc. and Montreal Trust Company of Canada, as trustee.(n)
7.9	Eighth Supplemental Indenture dated as of June 24, 2002 between Noranda Inc. and ComputerShare Trust Company of Canada, as trustee.(o)
7.10	Ninth Supplemental Indenture dated as of September 29, 2003 between Noranda Inc. and ComputerShare Trust Company of Canada, as trustee.

(a)
Incorporated by reference to Form 40-F (File No. 1-11284) filed on March 24, 2005.

(b)
Incorporated by reference to Form 6-K (File No. 1-11284) filed on March 23, 2005.

(c)
Incorporated by reference to Form 6-K (File No. 1-11284) filed on May 10, 2005.

(d)
Incorporated by reference to Form 6-K (File No. 1-11284) filed on March 22, 2005.

(e)
Incorporated by reference to Form 6-K (File No. 1-11284) filed on April 29, 2006.

(f)
Incorporated by reference to Form 6-K (File No. 1-11284) filed on May 10, 2005.

(g)
Incorporated by reference to Exhibit 7.1 of Amendment No. 1 to Registration Statement on Form F-9 (File No. 33-48914) filed on July 9, 1992.

(h)
Incorporated by reference to Exhibit 7.2 of Registration Statement on Form F-9 (File No. 33-78082) filed on April 25, 1994.

(i)
Incorporated by reference to Form 6-K (File No. 1-11284) filed on June 3, 1993, and as amended on September 11, 2003.

(j)
Incorporated by reference to Form 6-K (File No. 1-11284) filed on August 17, 1993, and as amended on September 11, 2003.

(k)
Incorporated by reference to Exhibit 7.5 of the Registration Statement on Form F-9 (File No. 333-13140) filed on February 7, 2001.

(l)
Incorporated by reference to Exhibit 7.6 of the Registration Statement on Form F-9 (File No. 333-13140) filed on February 7, 2001.

(m)
Incorporated by reference to Exhibit 7.7 of the Registration Statement on Form F-9 (File No. 333-108720) filed on September 11, 2003.

(n)
Incorporated by reference to Exhibit 7.8 of the Registration Statement on Form F-9 (File No. 333-108720) filed on September 11, 2003.

(o)
Incorporated by reference to Exhibit 7.9 of the Registration Statement on Form F-9 (File No. 333-108720) filed on September 11, 2003.

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QuickLinks

TABLE OF CONTENTS
AVAILABLE INFORMATION
DOCUMENTS INCORPORATED BY REFERENCE
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
THE COMPANY
USE OF PROCEEDS
DESCRIPTION OF DEBT SECURITIES
EARNINGS COVERAGES
PLAN OF DISTRIBUTION
LEGAL MATTERS
AUDITORS
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
PART II INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
EXHIBITS
PART III UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
SIGNATURES
POWER OF ATTORNEY
AUTHORIZED REPRESENTATIVE
EXHIBIT INDEX